 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)

SonomaWest Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Craig R. Stapleton
President
Stapleton Acquisition Company
135 East Putnam Avenue
Greenwich, CT 06830
(203) 622-1382

Copy to:

Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-7514

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 835637109	Schedule 13D	Page 2 of 19

1	NAMES OF REPORTING PERSONS Craig R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,687
	8	SHARED VOTING POWER 448,636(1)
	9	SOLE DISPOSITIVE POWER 263,687
	10	SHARED DISPOSITIVE POWER 355,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,323 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.
(1)
Includes 93,571 shares of Common Stock (as defined below) of the Company over which SAC (as defined below) has shared voting power with Leeward Capital, L.P. and Leeward Investments, LLC, pursuant to and to the extent provided in that certain Acquisition Support Agreement as further described in Item 6 herein. Mr. Craig R. Stapleton is the sole director and shareholder of SAC.

CUSIP No. 835637109	Schedule 13D	Page 3 of 19

(2)
Includes 263,687 shares beneficially owned directly by Mr. Stapleton and 355,065 shares held by the other persons who are filing this joint Schedule 13D and with whom Mr. Stapleton shares voting and dispositive powers.

CUSIP No. 835637109	Schedule 13D	Page 4 of 19

1	NAMES OF REPORTING PERSONS Dorothy W. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 112,958
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 112,958
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 5 of 19

1	NAMES OF REPORTING PERSONS Walker R. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 127,410
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 127,410
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,410
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 6 of 19

1	NAMES OF REPORTING PERSONS Wendy S. Reyes, Trustee, Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 98,298
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 98,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 7 of 19

1	NAMES OF REPORTING PERSONS Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 8 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Benjamin F. Stapleton IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 9 of 19

1	NAMES OF REPORTING PERSONS Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,766
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 10 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Sarah F. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,033
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 11 of 19

1	NAMES OF REPORTING PERSONS Trust FBO Katharine H. Stapleton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 861
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 12 of 19

1	NAMES OF REPORTING PERSONS Katharine H. Stapleton, Custodian for Karina Stapleton, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,868
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 13 of 19

1	NAMES OF REPORTING PERSONS Charles T. Schulze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,749
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,749
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 14 of 19

1	NAMES OF REPORTING PERSONS Peter B. Schulze, Custodian for Isaiah Schulze, UGMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 323
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	See “Explanatory Note to Cover Pages” following the cover pages to this Statement.

CUSIP No. 835637109	Schedule 13D	Page 15 of 19

1	NAMES OF REPORTING PERSONS Stapleton Acquisition Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 695,924 (1)(2)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 602,353 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,924 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*           See “Explanatory Note to Cover Pages” following the cover pages to this Statement.
(1)
Includes 602,353 shares beneficially owned by Stapleton Acquisition Company (“SAC”) pursuant to those certain Contribution and Subscription Agreements entered into by and between SAC and each of Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, as Trustee for Separate Property Trust, on February 18, 2011, pursuant to which each of the foregoing have agreed to contribute his or her shares of Common Stock to SAC. Mr. Craig Stapleton is the sole director and shareholder of SAC.

CUSIP No. 835637109	Schedule 13D	Page 16 of 19

(2)
Also includes 93,571 shares of Common Stock of the Company over which SAC has shared voting power with Leeward Capital, L.P. and Leeward Investments, LLC, pursuant to and to the extent provided in that certain Acquisition Support Agreement as further described in Item 6 herein.

EXPLANATORY NOTE TO COVER PAGES

In the foregoing cover pages to this Statement, the box in row 2(b) is checked to denote that the Filing Persons (as defined in Item 2 of this Statement) may be deemed to constitute a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, with the Leeward Parties (as defined in Item 2 of this Statement) by reason of that certain Acquisition Support Agreement reported in Item 6 of this Statement but that the Filing Persons disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Leeward Parties.

CUSIP No. 835637109	Schedule 13D	Page 17 of 19

This Amendment No. 21 to Schedule 13D (this “Amendment”) amends the below-indicated Items from the Schedule 13D previously filed by the Filing Persons (as defined in Item 2 of the Statement), as previously amended from time to time (the “Statement”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment, and previously defined in the Statement, have the meanings given to them in the Statement.

Item 2.                                Identity and Background

Item 2 of the Statement is amended and supplemented as follows:

The business address of Stapleton Acquisition Company is 135 East Putnam Avenue, Greenwich, CT 06830.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and restated as follows:

In order to finance the tender offer and related transactions described in Item 4 below (which Item 4 is incorporated herein by reference), the Acquisition Group estimates that the amount of funds necessary to consummate the transactions will be approximately $6.8 million, including expenses (excluding approximately $57,600 to be paid in respect of the cancellation of vested options to purchase shares of Common Stock).  Craig R. Stapleton, the President of Stapleton Acquisition Company, a Delaware corporation (“SAC”), and currently its sole stockholder and sole director, intends to loan SAC the necessary funds to complete the offer and the merger from his personal line of credit with Wachovia Bank, a division of Wells Fargo Bank, N.A. (“Wachovia”).

Item 4.                                Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On April 1, 2011, SAC commenced a tender offer to purchase all of the outstanding shares of Common Stock of the Issuer not owned by the Acquisition Group, at a price of $10.05 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements, collectively constitute the “Offer”).

The purpose of the Offer is to acquire for cash as many outstanding shares of Common Stock as possible as a first step in acquiring all of the outstanding shares of Common Stock that are not currently owned by the Acquisition Group. If the Offer is completed, SAC intends to merge with the Issuer (the “Merger”), with the Issuer surviving the merger. As a result of the Merger, each outstanding share of Common Stock (other than shares of Common Stock held by SAC and dissenting shares) will be converted into the right to receive the Offer Price. This transaction could result in the Issuer going private and the deregistration of the Common Stock under Section 12 of the Exchange Act.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares of Common Stock that constitute at least a majority of the outstanding shares of Common Stock not held by the Acquisition Group, without regard to shares of Common Stock held by directors or officers of SAC or the Issuer. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may not be waived by SAC. The Offer is also subject to certain other conditions described in the Offer to Purchase, including the absence of a material adverse change in the Issuer’s business. The offer is not subject to any financing condition.

CUSIP No. 835637109	Schedule 13D	Page 18 of 19

Under the Support Agreement described in Item 6, Leeward Capital, L.P. and Leeward Investments, LLC, the beneficial owners of approximately 14.4% of the outstanding shares of Common Stock not owned by the Acquisition Group, have agreed to tender all of the shares of Common Stock owned by them into a tender offer on the terms of the Offer. The Support Agreement increases the likelihood that the Minimum Condition will be satisfied.

Upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), SAC will accept for payment, and pay for, all shares of Common Stock validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. “Expiration Date” means April 29, 2011, unless the Offer is extended, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, so extended, shall expire.

SAC’s press release dated April 1, 2011 that announced the Offer is attached hereto as Exhibit 20 and is incorporated herein by reference.  The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, both of which are filed as exhibits to the combined Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act and Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act filed by SAC with the SEC on the date hereof (the “Schedule TO”).  The foregoing description of the Offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

The Filing Persons, other than the members of the Acquisition Group, are not parties to the tender offer or the related transactions described in Item 4 above, have no agreements, arrangements or understandings with any member of the Acquisition Group with respect to such transactions and hereby disclaim any prior agreement to act in concert as a group under the direction of Craig R. Stapleton with respect to such transactions.

Item 7.                                Material to be Filed as Exhibits

Exhibit 20	Press release, dated April 1, 2011, issued by SAC

Additional Information

This Statement and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of shares of Common Stock will only be made pursuant to the Offer to Purchase, Letter of Transmittal and related materials that SAC will be mailing to holders of shares of Common Stock. Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the Offer. Stockholders can obtain copies of the Offer to Purchase, Letter of Transmittal and related materials as part of the Schedule TO through the SEC’s website at www.sec.gov without charge.

CUSIP No. 835637109	Schedule 13D	Page 19 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2011

/s/ Craig R. Stapleton
(Signature)

Craig R. Stapleton, individually and as attorney-in-fact for the other Filing Persons

President
(Name/Title)